As filed with the Securities and Exchange Commission on March 5, 2014	Registration No. 333 - 139014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

UNILEVER PLC
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Steven Rapp, Esq.
Unilever United States, Inc.
700 Sylvan Avenue
Englewood Cliffs, NJ 07632
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David A. Schwartz, Esq. Unilever United States, Inc. 700 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 894-4000	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 (212) 336-2301

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).
         If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

Unilever PLC (the "Company") is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Amended and Restated Deposit Agreement filed as Exhibit (a)(iii) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. EXHIBITS

(a)(i)        Amended and Restated Deposit Agreement, dated as of February 14, 2006, by and amojng Unilever PLC (the "Company"), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”) — Previously filed.

(a)(ii)       Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued under the Deposit Agreement. — Previously filed.

(a)(iii)      Form of Amendment No. 2 to Amended and Restated Deposit Agreement, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares. — Filed herewith as Exhibit (a)(iii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.   Previously filed.

(e)           Certificate under Rule 466.  — None.

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  — Set forth on the signature pages hereto.

Item 2. UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, and as proposed to be amended by the Form of Amendment No. 2 to Amended and Restated Deposit Agreement, by and among Unilever PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 5th day of March, 2014.

Legal entity created by the Amended and Restated Deposit Agreement, dated as of February 14, 2006, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of May 22, 2006, and as proposed to be amended by the Form of Amendment No. 2 to Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share to represent one (1) ordinary share, nominal value 3 1/9 pence per share, of Unilever PLC.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Unilever PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Colworth, UK, on March 4, 2014.

UNILEVER PLC

By:	/s/ P Polman
Name: P Polman
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Tonia Lovell, Ritva Sotomaa, Michiel Roovers, Richard Hazell, Julian Thurston, David Schwartz and Steven Rapp to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 4, 2014.

Signature	Title

/s/ P Polman	/s/ JM Huët
P Polman Chief Executive Officer (Principal Executive Officer)	JM Huët Chief Executive Officer (Principal Financial Officer)

/s/ C Nichols
C Nichols Group Controller (Principal Accounting Officer/Controller)

Authorized Representative in the U.S.:

/s/ S Rapp
S Rapp General Counsel North America

Signature	Title

/s/ L Fresco
L Cha Non-Executive Director	L Fresco Non-Executive Director

/s/ A Fudge	/s/ C Golden
A Fudge Non-Executive Director	C Golden Non-Executive Director

/s/ B Grote	/s/ M Ma
B Grote Non-Executive Director	M Ma Non-Executive Director

/s/ H Nyasulu	/s/ Sir Malcolm Rifkind
H Nyasulu Non-Executive Director	The RT Hon Sir Malcolm Rifkind MP Non-Executive Director

/s/ J Rishton	/s/ K Storm
J Rishton Non-Executive Director	K Storm Non-Executive Director

/s/ M Treschow	/s/ P Walsh
M Treschow Non-Executive Director	P Walsh Non-Executive Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(iii)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement